Commission File No. 005-46637

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

    GTC BIOTHERAPEUTICS, INC.

(Name of Issuer)

    GTC Biotherapeutics, Inc.

    LFB Biotechnologies S.A.S.

    LFB Merger Sub, Inc.

(Name of Persons Filing Statement)

    Common Stock, par value $0.01 per share

(Title of Class of Securities)

    36238T-10-4

(CUSIP Number of Class of Securities)

Brian P. Keane, Esq. Mintz, Levin, Cohn, Ferris Glovsky and Popeo, P.C. One Financial Center Boston, Massachusetts 02111 Phone: 617-542-6000 Fax: 617-542-2241	George W. Lloyd, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 Phone: 617-570-1000 Fax: 617-523-1231

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation: $21,077,979(1)	Amount of filing fee: $1,503(2)

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. The calculation assumes the purchase of 61,100,000 shares of common stock directly from GTC Biotherapeutics, Inc. (“GTC”) and of all outstanding shares of common stock of GTC (other than the 21,299,906 shares already owned by LFB Biotechnologies S.A.S. (“LFB”)) at a purchase price of $0.30 per share. There were 9,159,929 shares of common stock of GTC outstanding that were not beneficially owned by LFB as of November 11, 2010.
(2)	The filing fee is based upon $71.30 per $1,000,000 of the purchase price of the securities proposed to be purchased, pursuant to Section 13(e)(3) of the 1934 Act.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,503

Form or Registration No.:  Schedule 13E-3 (005-46637)

Filing Party:  As set forth above

Date Filed:  November 12, 2010

EXPLANATORY NOTE

This Amendment No. 2 is being filed as the final amendment to the Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) filed by GTC Biotherapeutics, Inc. (“GTC”), LFB Biotechnologies S.A.S. (“LFB”) and LFB Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of LFB on November 12, 2010, as amended and supplemented by Amendment No. 1 to the Schedule 13E-3 filed on November 24, 2010, in connection with the issuance of 61,100,000 shares of the common stock, par value $0.01 per share (the “Common Stock”), of GTC to LFB in a private placement (the “Private Placement”) and, following the contribution of all shares of Common Stock held by LFB to Merger Sub, the “short form” merger of Merger Sub with and into GTC, pursuant to Section 11.05 of the Massachusetts Business Corporation Act (the “Merger”). All information set forth in this final amendment should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3, as amended to date.

The Private Placement was closed on December 2, 2010 and, following the closing of the Private Placement, the Merger became effective on December 2, 2010 (the “Effective Date”). GTC is the surviving corporation in the Merger, and, as a result of the Merger, the separate existence of Merger Sub ceased and GTC is now a wholly-owned subsidiary of LFB.

Pursuant to the terms of the Merger and the Stock Purchase and Merger Agreement, dated as of November 8, 2010, by and among GTC, LFB and Merger Sub, each outstanding share of Common Stock other than shares owned by LFB or Merger Sub or held by GTC as treasury shares, and other than shares as to which appraisal rights are exercised, held immediately prior to the Effective Date now represents only the right to receive $0.30 per share in cash, without interest.

On December 6, 2010, GTC issued a press released announcing completion of the Private Placement and the Merger and such press release is filed as Exhibit (a)(5) hereto.

Item 16.	Exhibits.

(a)(1)	Letter to Shareholders of GTC Biotherapeutics, Inc.

(a)(2)	Notice of Merger and Appraisal Rights.

(a)(3)	Form of Shareholder Certification.

(a)(4)	Form of Letter of Transmittal.

(a)(5)	Press Release dated December 6, 2010.

(b)	Not applicable.

(c)(1)	Opinion of Caymus Partners LLC dated as of November 8, 2010.*

(c)(2)	Consent of Caymus Partners LLC.*

(c)(3)	Preliminary materials provided by Caymus Partners LLC to the Special Committee of the Board of Directors of GTC on November 3, 2010.*

(c)(4)	Materials provided by Caymus Partners LLC to the Special Committee of the Board of Directors of GTC on November 5, 2010.*

(d)(1)	Stock Purchase and Merger Agreement dated as of November 8, 2010 by and among GTC Biotherapeutics, Inc., LFB Biotechnologies S.A.S. and LFB Merger Sub, Inc.*

(f)	Part 13 of the Massachusetts Business Corporation Act. *

(g)	Not Applicable.

*	Previously Filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2010

GTC BIOTHERAPEUTICS, INC.

By:	/S/ WILLIAM K. HEIDEN
Name:	William K. Heiden
Title:	Chairman, Chief Executive Officer & President

LFB BIOTECHNOLOGIES S.A.S.

By:	/S/ CHRISTIAN BÉCHON
Name:	Christian Béchon
Title:	President

LFB MERGER SUB, INC.

By:	/S/ CHRISTIAN BÉCHON
Name:	Christian Béchon
Title:	President

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